Filed:     March 19, 1999                           S.E.C. File No. 333-63063
_____________________________________________________________________________

             U. S. Securities and Exchange Commission
                      Washington, D.C. 20549
                            Form SB-1

                      AMENDMENT NO.     2
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  THE LIVING CARD COMPANY, INC.
        _________________________________________________
          (Name of small business issuer in its charter)

        Nevada                  NEVADA                         87-058319
______________________    __________________________    _____________________
(State or jurisdiction   (Primary Standard Industrial  (I.R.S Identification
of incorporation or       Classification Code Number)
organization)

1174 East 2700 South, #16, Salt Lake City, Utah  84106; (801) 485-0430
_______________________________________________________________________
  (Address and telephone number of principal executive offices)

                          Same as above
__________________________________________________________________
  (Address of principal place of business or intended principal place of business)

James C. Lewis, 10 West 100 South, Suite 600 Salt Lake City, 84101
                          (801)530-0447
______________________________________________________________________
    (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: as soon as practicable following effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [  ]               .

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [  ]             .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the
same offering.  [  ]              .

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE
                 --------------------------------
Title of
Each                            Proposed        Proposed
Class of          Dollar        Maximum         Maximum
Securities        Amount        Offering        Aggregate      Amount of
Being             to be         Price Per       Offering       Registration
Registered        Registered    Unit            Price          Fee
------------      ----------    -----------     ----------     ---------------
Common Stock      $200,000      $.10            $200,000       $100*

* Minimum fee

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one):  Alternative 1 [  ]; Alternative 2
[X]

The Exhibit Index is on page     36    .

            Please send a copy of communications to:

                      James C. Lewis, Esq.
                        Lewis Law Offices
                      600 Crandall Building
                        10 West 100 South
                   Salt Lake City, Utah  84101
                          (801) 530-0447

                  THE     LIVING CARD COMPANY, INC.
      1174 East 2700 South, #16, Salt Lake City, Utah  84106
                          (801) 485-0430

                 2,000,000 Shares of Common Stock
            Price per security (share): $0.10 Per Share
      Maximum Number of Securities Offered: 2,000,000 shares
      Minimum Number of Securities Offered: 1,400,000 shares

      Living Card Company, Inc. (the "Company") is offering a total of 2,000,000 shares of common stock, par value $0.001 per share, at an offering
price of $.10 per share.   (See "DESCRIPTION OF SECURITIES.")

      INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE.

     Officers, directors and their affiliates may purchase shares of common stock in the offering in an aggregate amount of not more than 20% of all offered shares. Since shares will be offered and sold by the officers and directors, it is likely that officers, directors and their affiliates will be able to purchase shares in the offering if they so desire.

____________________________________________________________________________
                  Offering Price                            Proceeds
                  to Public           Commissions(1)        to Company(2)
_____________________________________________________________________________

Per Share         $0.10               $0.00                 $0.10

Total(3)
     Minimum      $140,000            $0.00                 $140,000

     Maximum      $200,000            $0.00                 $200,000

   The Company anticipates sales to the public will commence on or about____, 1999.

       The date of this Prospectus is____________, 1999.

(1) The Company plans to offer the Common Stock in this offering through its officers and directors, who will receive no compensation for such activities. (See "PLAN OF DISTRIBUTION.")

(2) Before deducting expenses of the offering payable by the Company estimated at $30,000.

(3) The offering is being conducted on a "1,400,000 share minimum, 2,000,000 share maximum" basis. In the event that the minimum of 1,400,000 shares of Common Stock having a gross subscription price of $140,000 is not sold within four months of the effective date of this prospectus, all proceeds raised will be promptly returned to investors, without paying interest and without deducting any sales commissions or expenses of the offering. All proceeds from the sale of the shares will be placed in escrow with Brighton Bank, 311 South State Street, Salt Lake City, Utah, 84111, no later than noon of the next business day following receipt. Subscribers will not have the use of their funds, will not earn interest on funds in escrow, and will not be able to obtain return of funds placed in escrow unless and until the minimum offering period expires. (See "PLAN OF DISTRIBUTION.") In the event the minimum number of shares is sold within the offering period, the offering will continue until five months following the date of this prospectus, all offered shares are sold, or the offering is terminated by the Company, whichever occurs first.

(3)    The issuer is not a reporting company under the Securities Exchange Act
of 1934, as amended.   As a result of this offering, the Company will become
subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") for a period of at least one fiscal year. In addition, as of the fiscal year ending December 31, 1998, the Company may be required to register the shares of common stock offered hereunder, under the Exchange Act, and continue to file quarterly and annual reports.

     The Company intends to furnish to its stockholders with annual reports containing financial statements audited and reported upon by its independent accounting firm, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

     Prior to this offering there has been no market for any securities of the Company, and there is no assurance that any market will exist after the offering. The public offering price has been arbitrarily determined by the Company and bears no relationship to the assets or book value of the Company or any other recognized criteria of value. (See "RISK FACTORS" and "PLAN OF DISTRIBUTION.")

      ALL SUBSCRIBERS' CHECKS SHOULD BE MADE PAYABLE TO "BRIGHTON BANK-- LIVING CARD COMPANY, INC., ESCROW ACCOUNT."

_____________________________________________________________________________

    UNTIL              , 1999 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

     The Shares are offered subject to prior sale and withdrawal or cancellation of the offering, without notice. Offers to purchase and sales by the Company are subject to: (a) acceptance by the Company; (b) the sale of the minimum number of Shares specified herein; (c) the release and delivery to the Company of the proceeds of this offering; (d) the delivery of the securities; and (e) the right of the Company to reject any and all offers to purchase.

     Changes in the offering which occur after the date hereof, if any, will necessitate the filing with the Securities and Exchange Commission (the "Commission") of an amendment to the registration statement of which this prospectus forms a part (the "Registration Statement") and review and declaration of effectiveness by the Commission of such amendment. There can be no assurance that any such amendment will become effective. The Company does not presently have any plans to change the terms of offering after the date of effectiveness.

     NO OFFICER OR DIRECTOR OF THE COMPANY, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

___________________________________________________________________________

                           INTRODUCTION
___________________________________________________________________________

     The Living Card Company, Inc. (the "Company"), was organized as a Nevada corporation on May 8, 1998. Following organization of the Company, John F. Lund and R. Blair Lund, officers and directors, contributed to the Company all of their rights to certain self-contained garden greeting cards designed, created and developed by them over the past two years. On organization of the Company, a total of 6,000,000 shares of Common Stock was issued to John F. Lund and R. Blair Lund in consideration of their contribution of the product
line, and $10,000 in cash to the Company.     An additional $10,000 was
subsequently contributed to the Company as equity.       Since the date of
incorporation, John F. Lund, President, has loaned the Company an additional
    $85,000      to fund the Company's initial operations,  which will be
repaid from proceeds of the offering.  (See "USE OF PROCEEDS").

    The Company is a Salt Lake City based corporation organized for the purpose of specializing in the creation, development and marketing of unique, educational and low-cost "garden" greeting cards. Management believes the Company has a unique line of products which combine greeting card themes with a variety of plants or flowers in a package which can be shipped by U.S. mail. The Company plans to compete in the greeting card industry, by attempting to establish a niche market for its unique products. The Company will offer its products through the establishment of a broker network throughout the United States, and through direct sales to various retail markets and outlets. The Company has initially established a relationship with three such distributors, who have commenced efforts to distribute the Company's products in grocery stores, gift stores and other retail outlets. There can be no assurance the Company will be successful in these efforts. (See"BUSINESS.")

    The net proceeds from this offering will be approximately    $167,000
if the maximum offering is sold, and approximately    $107,000     if only the
minimum offering is sold. Such net proceeds will be used by the Company to repay indebtedness to the Company's president, to fund product purchases, to cover general and administrative expenses, and to market and promote the
Company's products.    The proceeds from this offering may not be sufficient
to adequately cover the necessary start-up costs of the Company. (See "USE OF PROCEEDS").

     This offering involves significant risks to investors, including those generally associated with a new venture without any operating history or history of profitable operations; substantial dilution to investors; the fact that there is no public market for any of the Company's securities; the extremely limited capital resources of the Company; the specific risks attendant the greeting card industry; and other factors. (See "RISK FACTORS").

     This offering involves substantial and immediate dilution in the book value of the Common Stock from the public offering price per share. (See "DILUTION").

     The Company's offices are located at 1174 East 2700 South, #16, Salt Lake City, Utah 84106, where its telephone number is (801) 485-0430.

____________________________________________________________________________

                           RISK FACTORS
_____________________________________________________________________________

     The purchase of the securities offered hereby involves a high degree of risk. Each prospective investor should consider, in addition to the negative implications of all material set forth herein, the following specific risks, particularly in relation to his own financial circumstances and his ability to suffer the loss of his entire investment.

RISK FACTORS RELATING TO THE COMPANY'S BUSINESS
-----------------------------------------------

     New Business; Extremely Limited Operating History
     -------------------------------------------------

     The Company was organized in May, 1998, and has only     been in
operation for a few months     .  To date, the Company's activities have been
limited to acquiring the rights to the Living Card products from its officers
and directors, establishing relationships with suppliers,     establishing
initial     distributors, undertaking initial production of its products, and
commencing its initial marketings and sales efforts.       The Company is in
the development stage in that it has not received     any significant
revenues from its planned principal activities.     (See "FINANCIAL
STATEMENTS.")       The Company has not been in business long enough to enable an investor to make an informed judgment as to its future performance. It can be anticipated that the Company will operate at a loss for a period of at least several months, until the Company has established a broker network for the marketing of its products. Therefore, the Company faces all of the risks inherent in the formation and operation of a new business, and there can be no assurance that the proposed business of the Company will be developed successfully or that the Company will be able to operate profitably.

    Need for Additional Financing
    -----------------------------

     The ability of the Company to implement its business activities is dependent on obtaining funding through this offering. The net proceeds from this offering will only be sufficient to fund the Company's operations for a period of six months, if the entire offering is sold, and four months, if only the minimum offering is sold. While the Company believes the funds from the offering will be sufficient to fund initial inventory, to cover certain general and administrative expenses and marketing costs, and to repay a portion or all of its debt to its President, for a period of a few months, the proceeds will be insufficient to cover expanded marketing efforts or to fund any of these costs thereafter. While management believes the net proceeds from this offering will be sufficient for the Company to implement its business plan, the Company will be in need of additional funds thereafter, unless the Company achieves a positive cash flow from the sale of Living Card products within a few months from the date of this Prospectus. There can be no assurance that such profitability will be achieved, and unforeseen circumstances could occur which could compel the Company to seek additional funds, particularly if only the minimum offering is sold. Even if the Company does achieve a positive cash flow within a few months from the date of this Prospectus, of which there is no assurance, the Company will have very limited funds available for expanded operations. No assurance can be given that additional financing will be available if needed, or if available, that it can be obtained on terms favorable to the Company. The terms of any such additional financing may result in additional dilution to the Company's shareholders. In addition, it may be anticipated that the decision to conduct any future financings will be essentially at the discretion of the board of directors and the Company's shareholders will not have the right to vote on or approve any such transactions. (See "USE OF PROCEEDS").

  Proceeds of Offering To Be Used in Substantial Part to Repay Debt to Officer
  ----------------------------------------------------------------------------

    The Company's President, John Lund, has loaned to the Company a total of $85,000 as of the date of this Prospectus, in addition to capital
contributions of     $20,000      made to the Company by Mr. Lund and Blair
Lund, Secretary/Treasurer.     If the entire offering is sold, the
Company and Mr. Lund have agreed that this indebtedness will be repaid, without interest, from the proceeds of this offering. If only the minimum
offering is sold,     the sum      of

    $55,000 from      the net proceeds will be used for the repayment of such
indebtedness.  (See "USE OF PROCEEDS").

    Dependence on Management and Key Employee
    -----------------------------------------

     The Company will be particularly dependent on John F. Lund, President, and Blair Lund, Secretary/Treasurer, in the development and management of the business of the Company. John Lund will devote substantially all of his time to the affairs of the Company. Blair Lund will devote a substantial portion of his time to the Company's business, but has other business interests which will require a portion of his time. While these individuals have a varied business background, neither one of them has extensive experience in the particular business the Company is undertaking. In addition to these individuals, the Company's success will depend, in large part, on the efforts of Craig M. Weston, vice president of marketing, in developing and implementing the Company's marketing plan. The Company has not obtained keyman insurance on the lives of any of these individuals, and does not intend to do so in the foreseeable future. The loss of the services of any one of these individuals could have a substantial detrimental impact on the Company. (See "MANAGEMENT").

     No Assurance of Market Acceptance of Product Line
     -------------------------------------------------

     The Company has not conducted any formal independent research or market study to ascertain whether, and to what extent, its products will be accepted by consumers. The Company's business is being undertaken solely on management's evaluation that the Company has a very unique product which will be attractive to consumers in the greeting card market. There can be no assurance that the Company's products will be well received in the marketplace, or that the Company will be able to create, through its marketing efforts, a demand for its products. (See "BUSINESS").

     New Product Introduction
     ------------------------

     The Company's success is dependent upon its ability to design and deliver new products, and to successfully introduce the Company's products into the marketplace. Demand and market acceptance of new products are subject to substantial uncertainty. Achieving market acceptance for the Company's products may require substantial marketing and other efforts and the expenditure of significant funds to create product appeal and acceptance. As indicated throughout this Prospectus, the Company has very limited funding for such purposes. There can be no assurance the Company will be successful in these efforts. The failure of any of the Company's products to gain market acceptance could adversely affect the image of the Company and demand for other products.

     Competition
     -----------

      Competition in the greeting card industry is intense. The Company will be competing with traditional greeting companies such as Hallmark Cards and American Greetings, which are extremely large and financially healthy companies, have a substantial market share and brand name recognition, and easy access to marketing outlets and capital and capital markets. Many of these companies are able to frequently update and expand product lines and introduce new products, and to diversify product offerings. Because of the uniqueness and relative permanency of its products, as compared to traditional greeting cards, the Company believes there is a good possibility that it will be able to initially capture the new "niche" market for garden-style greeting cards. However, there can be no assurance that other companies with substantially greater financial, creative and marketing resources, and proven histories, will not effectively compete in this market. (See "BUSINESS:
Competition").

     Dependence on Suppliers
     ------------------------

     The Company will utilize certain raw materials and supplies, including plastics products, packaging, seed envelopes and seeds, peat moss cubes and miscellaneous items provided by various suppliers. In addition, the Company will rely on a Salt Lake City-based firm for its assembly, warehousing and shipping. The Company does not expect to have any long-term purchase contracts with any of its suppliers. Alternative sources exist for each of the materials used in the Company's products, and for such assembly, warehousing and shipping services. Nonetheless, the Company cannot give any assurance that supply or service relationships with alternative sources can be established or that such relationships could provide timely and sufficient
quantity or quality of materials,     or quality of service     .  In
addition, the Company may incur additional costs and business delays and interruptions, in sourcing supplies and materials from alternative sources. (See "BUSINESS: Suppliers").

     Dependence on Distributors/Brokers
     ----------------------------------

     The Company's principal plan for distributing its Living Card products, is through the establishment of a network of brokers or distributors throughout the United States, which are involved in, or associated with, the
greeting card business.    The Company has entered into agreements with three
(3) distributors covering the Utah, Florida, Oklahoma, Texas and New Mexico areas, who have made initial distributions of the Company's product to various
retail operations.  Although the Company has identified     and had contact
with      a number of brokerage firms in various market regions throughout the country, and conducted initial discussions with many of these firms regarding
a distributor relationship, no other     formal      brokerage agreements or
arrangements have been entered into as of the date of this Prospectus. The Company's ability to effectively market and distribute its products will depend, in large part, on the Company's ability to establish an effective and experienced network of brokers. There can be no assurance the Company will be successful in these efforts, or, if successful, that the brokers will be successful in distributing the Company's products. (See "BUSINESS:
Marketing").

GENERAL RISKS RELATING TO INVESTMENT
------------------------------------

     "Best Efforts" Offering
     ------------------------

     The Shares of Common Stock are offered on a "best efforts" basis, and no individual, firm, or corporation has agreed to purchase any of the offered Shares. No assurance can be given that any or all of the Units will be sold. Provisions have been made to deposit in escrow the funds received from the purchase of Shares, and in the event $140,000 is not received within four months of the effective date of this prospectus, proceeds so collected will be promptly refunded to investors without paying interest and without deducting sales commissions or expenses. During this escrow period, subscribers will not have use of or derive benefits from their escrowed funds. (See "PLAN OF DISTRIBUTION.")

     No Public Market for the Company's Securities
     ---------------------------------------------

     At the present time, there is no public market for the Company's securities. There can be no assurance that a public market for the Company's Common Stock will develop following the offering. As a result, purchasers of the Common Stock offered hereby may not be able to liquidate their investment readily, if at all. (See "PLAN OF DISTRIBUTION.")

     No Underwriter
     --------------

     The Company has not engaged the services of an underwriter with respect to this offering and, as a result, the due diligence review of the Company and its affairs which would customarily be performed by an underwriter and its legal counsel has not been performed with respect to the Company or this offering. In addition, the management of the offering by the Company rather than by an underwriter is likely to increase the risk that no market for the Company's securities will develop following the offering. (See "PLAN OF DISTRIBUTION".)

     Dependence on Successful Completion of Offering
     -----------------------------------------------

      The Company is dependent on successful completion of this offering to implement its proposed business plan. Furthermore, if the offering is unsuccessful, it is likely that present shareholders of the Company will lose their entire investment since the company will have little or no working capital after paying certain expenses associated with this offering.

     Disproportionate Risks
     ----------------------

     On sale of all Shares offered hereby (assuming allocation of the public offering price solely to the Common Stock), present shareholders would own 75% of the then outstanding shares of the Company, for which they would have paid
$20,000, and     contributed      products designed and developed by
management, or approximately 9.1% of the then invested capital of the Company (not including the intangible value of the products contributed to the Company), and the persons purchasing Shares of Common Stock in this offering would then own 25% of the then outstanding shares, for which they will have paid $200,000 or approximately 90.9% of the then invested capital. If only the minimum number of Shares is sold, existing shareholders would own approximately 81.1% of the stock outstanding for which they would have paid approximately 12.5% of the total capital invested, as compared to public shareholders who would own approximately 18.9% of the stock outstanding for which they would have paid $140,000 or approximately 87.5% of the total capital invested. Consequently, purchasers in this offering will bear a disproportionately greater risk investing in the Company than its present shareholders. (See "COMPARATIVE DATA.")

     Substantial and Immediate Dilution to Public
     --------------------------------------------

     Persons purchasing Shares in this offering will suffer a substantial and immediate dilution to the net tangible book value of their shares below the public offering price. Giving effect to the sale of all offered Shares, the Company would have a net tangible book value of approximately of $0.015 per share so that persons purchasing Shares in the offering would suffer an immediate dilution of $0.085 per share or 85% from the offering price of $.10 per Share. Giving effect to the sale of the minimum number of Shares, the net
tangible book value of the Company would be approximately    $0.006     per
share or a similar dilution to the public investors of    $.094     per share
or 92% of the public offering price.  (See "DILUTION.")

      Lack of Revenues and Dividends
      ------------------------------

      The Company has had no earnings and cannot predict when, if ever, it will realize any material revenue or realize a profit from any operations it may subsequently undertake. The Company has paid no dividends and does not propose to do so in the foreseeable future.

     Arbitrary Offering Price
     -------------------------

     The offering price of the Shares of Common Stock does not bear any relationship to the assets, book value, or net worth of the Company or any other generally accepted criteria of value, and should not be considered to be an indication of the actual value of the Company. The offering price of the Shares has been arbitrarily determined by the Company. (See "PLAN OF DISTRIBUTION.")

     Broker-Dealer Sales of Company's Securities
     -------------------------------------------

     The securities in this offering are subject to "penny stock" regulations promulgated by the Securities & Exchange Commission which may have an adverse impact on the ability of purchasers in this offering to sell shares in the secondary market. Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will apply to the Company's securities, imposes additional sales practice requirements on broker-dealers who sell "penny stocks" to persons other than established customers, including the
requirement that such broker-dealer firms make an     individualized
suitability determination for a purchaser and receive the purchaser's written agreement prior to the transaction. In addition, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, imposes additional disclosure requirements on a broker prior to effecting a transaction in a "penny stock," including the requirement that the broker-dealer deliver to the prospective customer, a standardized risk disclosure document, which discloses information regarding penny stocks and the risks inherent in the penny stock market. Moreover, Rules 15g-4 and 15g-5 of the Exchange Act impose a number of additional requirements on broker-dealers effecting transactions in penny stocks, including the requirements that: a broker-dealer provide a customer with current bid and offer quotations for the penny stock prior to effecting any transaction; the broker-dealer disclose the aggregate amount of any compensation received by it and its salespeople in any penny stock transaction; and the broker provide monthly account statements showing the market value of each penny stock held in the customer's account.
Consequently, these rules may have an adverse impact on the market liquidity of the Company's common stock, and may negatively affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in the offering to sell the common stock in the secondary market.

     Possible Sale of Common Stock Pursuant to Rule 144
     --------------------------------------------------

     All of the Company's 6,000,000 shares of Common Stock presently outstanding are "restricted securities" within the meaning of the Securities Act of 1933. As such, in the event a public market for the Common Stock develops in the future, a portion of such stock may be sold as early as May, 1999, in reliance on Rule 144 adopted under the Securities Act, if certain specific requirements are met. Investors should be aware that sales under Rule 144 may have a depressive effect on the price of the Company's stock in any market which may develop. (See "DESCRIPTION OF SECURITIES.")

_____________________________________________________________________________

                             DILUTION
_____________________________________________________________________________


     As of     December 31    , 1998, the net tangible book value (total
tangible assets less total liabilities)  of the Company was    ($54,279)    ,
or a deficit of approximately    $0.01     per share.  The following table
sets forth the dilution to persons purchasing Shares in this offering without taking into account any changes in the net tangible book value of the Company
after     December 31    , 1998, except the sale of the minimum and maximum
number of Shares offered at the public offering price and receipt of the net proceeds therefrom.

                                  Assuming Minimum      Assuming Maximum
                                    Shares Sold          Shares Sold
                                 -------------------   --------------------
Public offering price
 per share(1)                           $.100                   $.100

Net tangible book value
  before offering(2)                   ($0.01)                 ($0.01)

Increase attributable to
  purchase of Shares by
  new investors                        $0.016                  $0.025

Pro forma net tangible book
  value after offering(2)(3)(4)        $0.006                  $0.015

Dilution per share to new
  investors                            $0.094                  $0.085

   Percent Dilution to new
   investors                             94%                     85%

_______________________________________

(1) Offering price per share before deduction of offering expenses and commissions.

(2) Determined by dividing the number of shares of Common Stock outstanding into the net tangible book value of the Company.

(3)  After deduction of offering expenses estimated at    $33,000     .

(4)  These figures do not take into account any events after     December
31,     1998, including the loan by the Company's     President     of
additional funds to the Company, and the contribution by the President and Secretary of an additional $10,000 in equity. A substantial portion of such borrowed funds have been used by the Company for the purchase of materials and inventory. (See "BUSINESS" and "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

____________________________________________________________________________

                         COMPARATIVE DATA
_____________________________________________________________________________

     The following chart illustrates percentage ownership in the Company held by the present shareholders and by the public investors in this offering and sets forth a comparison of the amounts paid by the present shareholders and by the public investors.

                           Total               Total             Average
                           Shares Purchased    Consideration(1)  Price Per
                           Number      %       Amount      %     Share*
                           ---------  ----     --------   ----   ----------
Present Shareholders
--------------------

    Minimum Offering       6,000,000    81.1   $  20,000  12.50    $ .0017
    Maximum Offering       6,000,000    75.0   $  20,000   9.09      .0017

New Investors
-------------

   Minimum Offering        1,400,000    18.9   $ 140,000  87.50       .100
   Maximum Offering        2,000,000    25.0   $ 200,000  90.91       .100


      * The price per share of the present shareholders considers only the cash contribution by such shareholders, and does not take into account other contributions by such shareholders, including the contribution of the products of the Company, and services contributed.

 ____________________________________________________________________________

                         USE OF PROCEEDS
____________________________________________________________________________

     The net proceeds to be received by the Company from the sale of all
2,000,000 shares of common stock are estimated at approximately    $167,000
    , if the entire offering is sold, after deducting expenses of this offering. If only the minimum offering is sold, the Company will receive net
proceeds of approximately    $107,000    , after deduction of such offering
expenses.

     The Company proposes to use the net proceeds from this offering in the following general amounts and order of priority:

                                          Assuming                   Assuming
                                          Minimum                    Maximum
                                          Shares                     Shares
        Item                              Sold(1)                    Sold(1)
       -------                          -------------------------  -----------------------
                                            Amount   Percent       Amount     Percent
                                        ------------ ------------- ---------- ------------
1.  General and administrative expenses,
    telephone, reproduction, and general
    office costs (2)(3)                   $  8,000       7.5       $ 15,000        8.9

2.  Repayment of Indebtedness to Officer
    and Director(4)                         55,000      51.4         85,000       50.9

3.  Marketing and Promotional Costs(5)      12,000      11.2         17,000       10.2

4.  Management Compensation (6)             15,000      14.0         25,000       15.0

5.  Materials, Supplies-Product Costs (7)   17,000      19.9         25,000       15.0
                                         ---------- ------------- ---------  ------------

                            TOTAL        $ 107,000     100.0%       $167,000     100.0%
_______________________________

(1) The foregoing expenditures represent estimates based on the Company's present intentions for the Company's first six months of operations. None of the items set forth in the above table is a firm commitment by the Company.

(2) The Company contemplates that these costs will increase proportionately if more than the minimum offering is sold, in order to cover additional general and administrative costs necessary as a result of expanded operations.

(3) The Company's current overhead is limited to telephone, telefax, reproduction, mailing and other miscellaneous expenses.

(4) The Company's President, John F. Lund, has loaned to the Company the sum of $85,000, which has been used to fund the Company's start-up operations, and to purchase materials for Living Card products. If the maximum offering is sold, he will be repaid in full, without interest, from the net proceeds of the offering. If only the minimum offering is sold, Mr.
Lund has agreed to accept a    $55,000      payment from the net proceeds, and
to be repaid on the balance, without interest, at such time as the Company has sufficient funds from operations or from another future financing. (See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

(5) Represents amounts for travel to establish a distributor network; the preparation and production of promotional materials; and other general marketing and promotional activities. (See "BUSINESS: Marketing").

(6)   See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES AND
PARTIES: Remuneration of Officers and Directors").

(7) Represents amounts to be utilized to purchase materials for products. Does not include amounts previously expended by the Company for materials.

    The net proceeds from this offering will fund the Company's operations for period of only six (6) months. If only the minimum offering is sold, the net
proceeds may fund the Company for an even shorter period.   Therefore, within
a few months from the completion of the offering, the Company will either need to be operating profitably so as to fund its operations from cash flow, or be
required to seek additional debt or equity capital.    In addition, financial
circumstances could occur which could compel the Company to seek additional funds even sooner. Moreover, the Company will need additional capital should it decide to significantly expand operations. There is no assurance that additional funds will be available when needed, or if available, on terms favorable to the Company.

    The Company does not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments it can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

_____________________________________________________________________________

                             BUSINESS
_____________________________________________________________________________

GENERAL
--------

     The Living Card Company (the "Company") is a Nevada Corporation organized for the purpose of specializing in creative, educational, and low-cost "garden" greeting cards. Upon organization in May, 1998, the Company acquired from John F. Lund and R. Blair Lund, officers and directors, all of the rights to certain "garden greeting cards" designed and developed over the past two years. The Company is conducting this offering to provide it with funding to further develop and market its products.

     The Company's products were created as a result of the belief by management that a substantial "niche" market exists in the greeting card industry, for unique products. The Company's products, or "Living Cards," are self-contained gardens, designed as relatively low-cost and unique greeting cards. Management believes its Living Cards offer an affordable alternative to traditional greeting card and gift products by providing a combination of a conventional greeting card with a variety of plants or flowers which are packaged for shipping by U.S. mail.

     The Company has completed the development of its initial product line, and has established relationships with suppliers of the various materials comprising the Living Card products. The Company has established a relationship with a Salt Lake City packaging firm, which will provide the Company with packaging, warehousing and distribution services. As of the date of this prospectus, the Company has entered into a distribution relationship with three brokers in the industry, covering the states of Utah, Florida, Texas, New Mexico and Oklahoma. These firms have begun efforts to place the Company's products in grocery stores, gift stores and other retail operations. Over the next few weeks, the Company will seek to establish a distributor network with additional brokerage firms involved in the greeting card industry
throughout the country.     Contracts are currently being made with other
prospective distributors in different areas of the country.      The Company
has also undertaken efforts to market its products through various retail markets, including convenience stores, fundraising activities, gift and specialty stores and direct sales through a toll-free number. To date, the Company has not generated any significant revenue. There can be no assurance the Company will be successful in any of these efforts.

    The Company is a newly organized corporation, and has no history of operations.

PLAN OF OPERATIONS
------------------

    The Company has completed the development of its initial product line, and has produced an inventory of its products. The Company plans to devote its efforts in the next twelve months, to establishing a sales network, marketing and promoting its products for the purpose of establishing the Company's products in the marketplace, and maintaining, to the extent the Company's funds allow, the production of its products to meet anticipated demand. Over the past few weeks, the Company has established a distributor relationship with three distributors involved in brokering products in this industry.
Other prospective distributors have been identified and management is
undertaking initial discussions with such firms.      As soon as reasonably
practicable following this offering, the Company plans to enter into additional distributor arrangements with carefully selected brokers in the industry, in different regions of the country. At the same time, the Company will continue with efforts to directly market its products to other retail markets. To the extent the Company's funds allow, the Company will design and develop new living card products, to meet different special events or niche markets.

    If the maximum offering is completed, the Company believes it will have sufficient funding to satisfy the Company's cash requirements for the next six
(6) months.  If only the minimum offering is sold, the     Company's funds
will be very limited, and the      Company may need to seek additional debt or
equity capital to meet its cash requirements, unless net revenue from sales of products generates sufficient capital. There can be no absolutely no assurance that revenue from operations will provide the Company with funds sufficient to meet the Company's cash requirements.

INDUSTRY AND MARKET OVERVIEW
----------------------------

     According to The Greeting Card Association in its most recent industry research, the greeting card industry currently generates approximately $7,000,000,000 in annual sales, and has been expanding at the rate of
approximately 6% per year for the past     eight     years.  The Company
believes that "niche" markets within the industry have driven much of this growth, as many consumers appear to want alternatives to the traditional disposable card. The Company and its management believe that because of the consumers' desire for unique alternatives, the Company may be able to enjoy at least a temporary competitive advantage by offering what they believe to be
the first     producers     of garden-style cards - the Living Card.

     Although the Company has not conducted any formal market studies or analyses of the greeting card industry in undertaking its business, management believes a few trends are apparent. First, the type and range of greeting cards have expanded considerably over the past several years as new technologies have created new methods of presenting greeting card information. Consequently, management believes that alternatives to traditional greeting cards have, in large part, driven the industry's growth in recent years, and card producers have sought smaller, untapped niche markets for profit potential. Secondly, the greeting card industry in general has enjoyed nearly twenty consecutive years of growth, notwithstanding a number of business
cycles during such period, and it appears that it will continue to grow.   The
greeting card industry does not appear to be impacted as significantly by general economic conditions as many other industries, due to the relatively modest cost of greeting cards, the opportunity in the industry to diversify in range and non-seasonality, and other factors. Thirdly, greeting cards have both pre-planned and impulse purchases, thereby creating numerous unique marketing opportunities.

      Due to the factors described above, management believes that the greeting card industry offers potential for both the large-scale card producers, and the smaller, niche market producers like the Company. The Company believes it has an opportunity to address both the traditional seasonal and holiday markets with an emphasis on the uniqueness of its products, and to expand into alternative, non-seasonal niche markets.

PRODUCTS
--------

    Each "Living Card" in the Company's product line has been designed to provide the buyer with an alternative to the typically short-lived personal greeting card, which is generally disposed of shortly after the event which it commemorates (e.g., Christmas, birthdays, Valentine's Day). Each "Living Card" is designed as a small garden, which will grow with minimal care. The Living Cards are self-contained gardens, designed to be relatively low cost, educational and entertaining cards. The Living Cards are packaged for low-cost shipping via U.S. mail.

     The Company has initially created eight styles of cards for a variety of themes and holiday occasions, as follows:

      1.  The  Original Pop-Up Garden
      2.  My Very First Garden
      3.  Mom's Magic Herb Garden
      4.  Mom's Magic Tea Garden
      5.  Happy Birthday
      6.  Thinking of You
      7.  Get Well Soon
      8.  Missing You

     Additional Living Card garden products, covering a variety of additional holiday events or themes, are in design, and will be introduced into the market as the Company's financial situation and operating and marketing results dictate. All aspects of the cards, including the peat, box, plastic containers, and seeds, are adaptable to additional holidays, themes, corporate logos, educational needs, and events.

      Each Living Card is packaged in a pop-up box (shippable package), six inches square and approximately one inch deep, containing bio-soil peat cubes, which is the peat source for the plants or flowers; a plastic container (rectangular-shaped); and seed packets containing a variety of flowering and foliage seeds.

     The products come with simple instructions which describe a basic four-step process for growing the "Living Card." If the instructions are followed, the Living Cards are guaranteed to germinate within three to five days and to continue to grow for approximately six months. Seed stamps are date-stamped with a three-year shelf-life; peat cubes actually improve with age and have no shelf life.

     The Company purchases the materials and supplies used in its products, including plastics products, packaging, seed envelopes and seeds, peat moss cubes and miscellaneous items, from various suppliers. Except for the Company's supplier of peat cubes, located in Hasselfors, Switzerland, and its supplier of seeds, located in Cambridge, New York, all of these suppliers are located in the Salt Lake City area. In addition, the Company uses the services of a Salt Lake City based firm for assembly, warehousing and shipping of the Company's products. The Company does not currently have, and does not expect to have, any long-term purchase contracts with any of its suppliers or providers. Alternative sources exist for each of the materials used in the Company's products, and for such assembly, warehousing and shipping services. However, the Company cannot give any assurance that supply or service relationships with alternative sources can be established or that such relationships would provide timely and sufficient quantity or quality of materials or services. In addition, the Company may incur additional costs and business delays and interruptions, if an existing relationship with a supplier were to terminate, for whatever reason, and sourcing supplies and materials from alternative sources became necessary.

MARKETING
---------

    According to statistics from the Greeting Card Association, in 1996 about 7,400,000,000 greeting cards were purchased by Americans, resulting in approximately $6,850,000,000 in sales. While cards may range in price from $0.50 to $10, the average price is around $2. About half of all cards sold are seasonal purchases, and the remaining one-half are everyday cards which include both alternative and non-occasion cards. Approximately 85% to 90% of card purchases are made by women, with the typical purchaser being a middle-aged woman. However, these customer demographics have been changing in recent years to reflect a greater proportion of other groups.

     While the Company has not conducted its own market study or research pertaining to the greeting card industry, management believes a number of trends exist which potentially create an opportunity for the Company in the "niche" market in which it will compete. Based on historical data over the past twenty years, the overall greeting card market will continue to grow, and will be driven to some extent by the "alternative card" market - or the consumer's need for something different than the traditional greeting card. Management believes that the market for non-seasonal or non-event greeting cards will continue to grow, as more product alternatives become readily available for "impulse" purchases, and as a larger segment of the consumer market (i.e., males, the younger population) captures a larger market share.

     While the Company anticipates that the greeting card market will continue its recent rate of steady growth, although there is no guarantee of this continuing growth. Historically card producers have expanded into two main areas, by focusing on traditional holiday themes, and by expanding into niche markets. Market analyses suggest that much of the recent growth in card sales has been in the niche areas. The Company plans to exploit both these areas in offering a unique and more permanent greeting card.

     Greeting cards can be both pre-planned and impulse purchases. Typical pre-planned purchases are for Christmas, Mother's Day, Father's Day, Easter and St. Valentine's Day, among others. However, there is also a strong market for "get well" and condolence cards, etc., which by their very nature cannot be pre-planned. The Company hopes to offer an attractive alternative to the disposable cards with its product by appealing to both the pre-planned and impulse purchasers with differently themed cards.

     Distributor Network

      Over the past few months, the Company has entered into a distributor arrangement with three firms, which have commenced efforts on behalf of the Company to distribute the Company's products in Utah, Florida, Oklahoma, Texas
and New Mexico.     Over the past few weeks, these firms have been     in the
process of placing the Company's products in grocery chains, gift stores and
other retail operations.     Although the Company has generated some initial
sales, such sales have been small and management     considers it too early to
assess the results of the efforts by these distributors, or to assess the appeal of the Company's products. The distributor arrangement with each of these distributors provides for commission of 5% of the wholesale invoice
price, excluding freight.     The Company has identified, and had contact
with, a number of additional distribution firms, and will seek to enter into additional distribution arrangements after this offering is completed.

       The Company plans to establish an extensive broker network to market Living Cards throughout the United States. The Company plans to carefully select brokers with experience and contacts in the greeting card industry. Management believes this marketing approach offers a number of advantages in launching the Company's product line. First, because brokerage firms will already have working relationships with retailers with retailers throughout their markets, Living Card products may be quickly and relatively inexpensively introduced to current accounts while new accounts are cultivated. Secondly, each brokerage account will be selected by the Company to have an in-house merchandising department allowing it to monitor Living Card product sales in each retail outlet, thus providing sales information, allowing the Company to assess broker and product success, and enabling the Company to more accurately control production and inventory and respond to customer preferences and demand. Thirdly, by utilizing brokers and distributors to market Company products, the Company will have less overhead and utilize less management and marketing resources, and will be better able to focus on production, product development and quality control. Finally, management believes that the use of a broker network affords the Company considerable flexibility in its marketing strategy, because the Company will be able to engage firms on renewable 30-day contracts based on performance.

     The Company has identified six initial market regions in the western United States which will be the initial market areas the Company offers its products. Firms with substantial experience in the greeting card industry have been identified as prospective brokers for the Company's products, and discussions are underway with a number of these firms. The Company plans to offer each of these firms renewable 30-day contracts, to allow for quick response if sales do not meet expectations.

     There can be no assurance that the Company will be successful in its efforts to establish a network or broker representatives, as described. Moreover, even if a network is established, there can be no assurance that the brokers involved will be motivated or successful in selling the Company's products.

    Retail Markets

    In addition to the broker network described above, the Company plans to target several different channels through which its products can be sold. A few of the markets the Company intends to develop are described below:

     -- Grocery Stores. Management believes that grocery stores may offer the most successful approach because of their high traffic volume and numerous product display locations. Several areas in the grocery store are believed to be suitable for placement of the products, including the front-end merchandising area (next to the cash register) for impulse purchases; the traditional greeting card section; the "power-panel" merchandising sections at the end of shopping aisles; seasonal/promotional sections; and the general merchandise sections--perhaps next to gift or gardening sections.

    -- Convenience Stores. Convenience stores may prove to be attractive marketing venues for three principal reasons. First, the industry is constantly looking for new and unique products with high profit margins. Secondly, the convenience store consumer is oftentimes an impulse buyer. Thirdly, there are over 90,000 convenience stores in the United States.

    -- Gift Stores/Specialty Stores. The Company believes its products fit into this "niche" market. Some examples of this market include American Greeting Card stores, Michael's, copy store outlets, and the like.

    -- Direct Sales. Each Living Card box has a toll-free number customers may use for direct orders. Phone orders will be handled by customer service during business hours and/or by Alert Communications, an answering service with which the Company has contracted, on a 24 hour basis. When orders are received, customer information is entered into the Company's database and orders are mailed within five (5) business days. The Company eventually plans to use the database records for catalog mailings and new product introductions.

    -- Fundraising Activities. Numerous organizations seek unique items for their fundraising activities. Management believes the Company's products are particularly suitable to this market, because of their unique nature, affordability, and the ability to adapt the products to the needs of a particular organization.

    Future Marketing Plans

     The Company is exploring a number of additional marketing strategies which it will implement in the future, a few of which are described below:

     -- Modified Plastic Molds.   The Company may acquire or develop a number
of different plastic molds for a variety of container shapes, to reflect
specific holidays or events or common greeting card themes     (e.g., pumpkins
for Halloween; hearts for Valentine's Day, etc.)    .  Additionally, modified
plastic containers can be used as "start-up" gardens, after which plants can be transplanted into existing gardens.

    -- Education. The Company is reviewing a number of different strategies to offer the products into the educational market. The Company's products may be used to introduce young children to plant growth and/or gardening.

    -- Corporate Opportunities. Living Card products may be designed to serve as promotional material for corporations or large enterprises, designing the plastic container to display company logos, colors and/or specific messages or themes.

    -- Gardening. Living Card products may be used to enhance home gardens. Living Cards may be modified to accommodate larger plants such as tomatoes, and sold with garden-specific seeds.

    -- International sales. Greeting cards are popular throughout the world, and international markets offer considerable opportunity for future sales.

    There is no assurance whatever that the Company will be successful in entering into any of the markets described above. Due to the Company's extremely limited resources, the Company will not be able to pursue many of these markets simultaneously without substantial additional capital.

    Pricing and Profit

    The Company's products will be uniformly priced, which management believes is the most effective way to sell low-cost consumer products. In pricing products uniformly, management believes consumers will choose between products rather than prices, which will translate into greater purchasing ease. The Company will attempt to price its products so as to achieve a gross product margin of 40% or more.

COMPETITION
-----------

    The business in which the Company will compete is intensely competitive. The Company will be competing with large companies in the industry, such as Hallmark Cards and American Greetings, which have established reputations, name recognition and market share, and the ability to update and expand product lines. Most, if not all, of the companies with which the Company will compete, have significantly greater management, marketing, and creative and financial resources.

    Management believes that the larger, established greeting card companies do not enjoy the same advantage in the "niche" markets in the industry, due to their traditional approach to the market. While the Company realizes that it is in a significant disadvantage in the marketplace due to its limited resources and experience, the Company believes it will be able to compete in the industry because of the uniqueness of its product line.

EMPLOYEES
---------

    The Company presently employs its officers and directors, and certain clerical staff on an "as needed" basis. As the Company's business grows, the Company anticipates that it will need to employ additional salaried clerical staff, and sales personnel, who will be paid based on sales.

OFFICES
-------

   The Company presently utilizes approximately 1,000 square feet of office space and related equipment and resources, including computers, printers, typewriters, desk, conference table and cabinets, owned by its Secretary/Treasurer. The Company believes that this office space and related equipment is adequate for its foreseeable needs. As soon as Company revenue allows, which is expected to be within three months following the offering, the Company will pay a reasonable rental rate, estimated at between $400 to $500 per month.
_____________________________________________________________________________

   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
_____________________________________________________________________________


    The following table sets forth, as of the date of this prospectus, the aggregate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or is known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each officer and director and all officers and directors as a group:

                                                              Percent
                                                       ---------------------
Name and Address of 5%       Number of                    After Offering (2)
Shareholders, Officers       Shares      Before       ----------------------
and Directors                Owned(1)    Offering     Minimum        Maximum
-----------------------      ---------   ---------    -----------  -----------

PRINCIPAL SHAREHOLDERS:

John F. Lund                 3,000,000     50.0          40.5         37.5

R. Blair Lund                3,000,000     50.0          40.5         37.5

OFFICERS AND DIRECTORS:

John F. Lund           --------- See above --------

R. Blair Lund          --------- See above --------

All officers and directors
as a group (2 persons)       6,000,000    100.0          81.0         75.0

____________________________

(1) All shares are held beneficially and of record, and each record shareholder has sole voting, investment, and dispositive power.

(2)  R. Blair Lund is the father of John Lund.

_____________________________________________________________________________

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES AND PARTIES
____________________________________________________________________________

OFFICERS AND DIRECTORS
----------------------

    The following table sets forth the names, age, and position of each director and executive officer of the Company.

      Name               Age        Position and Office Held
      --------------   -----       --------------------------

      John F. Lund       41         President and Director

      R. Blair Lund      71         Secretary/Treasurer and Director

     Each of the above individuals, became an officer and director of the Company in connection with its organization. The term of office of each officer and director is one year and until his successor is elected and qualified.

BIOGRAPHICAL INFORMATION
------------------------

      Set forth below is biographical information for each of the Company's officers and directors. No person other than the Company's officers and directors will perform any management functions for the Company.

     John F. Lund has been involved in developing the products for Living Card Company for the past two years. He founded Vertical Gardens, a unique garden products firm located in Salt Lake City, Utah of which he served as president from 1993 to 1996. While with Vertical Gardens, Mr. Lund was responsible for design and product development; marketing; and all accounting and financial matters. For a period of approximately eleven years prior to his position with Vertical Gardens, Mr. Lund was employed by BSD Medical Corporation, a medical electronics firm, as purchasing manager. From 1978 to 1982, Mr. Lund was employed as regional manager of Evans Specialty Company, a specialty hardware and fastener firm, where he was responsible for managing the company's regional office and warehouse, including overseeing inventory management and control, training, accounting, scheduling, marketing, and public and customer relations. From 1977 to 1978, Mr. Lund was the owner and operator of Amex Systems Corporation, a building products company. Through his various employment positions over the years, Mr. Lund has developed a broad range of experience in product development, marketing, management,
procurement, and finance.   Mr. Lund attended the University of Utah from 1975
through 1978, where he took courses in business management, marketing and finance before leaving prior to receiving a degree, to pursue private business concerns.

     R. Blair Lund is the father of John F. Lund. For the past several years, Mr. Lund has been involved in a number of private business ventures. Since 1992, he has served as Secretary/Treasurer of Material Processing, Inc., a publicly held corporation engaged in soil sterilization and environmental clean up activities. For a period of approximately 26 years through 1978, Mr. Lund was involved in the consumer finance industry. He was an officer, director and founder of Industrial Credit, Inc., a Utah thrift and loan and finance company. From 1976 to 1978, he served as an officer and director of Western States Thrift and Loan, a Utah thrift and loan. Mr. Lund has been self-employed over the past several years as a consultant for several small manufacturing firms. From approximately 1972 to 1974, he served as president of the Utah Consumer Finance Association. From 1947 to 1951, Mr. Lund attended the University of Utah and the University of Colorado, Boulder, where he took courses in banking and finance.

REMUNERATION OF OFFICERS AND DIRECTORS
--------------------------------------

      There are no employment agreements between the Company and any member of management, and it is not anticipated that any employment agreements will be entered into during at least the first year of operations following the offering. During the first twelve months of operations following the offering, the Company will pay to John F. Lund and R. Blair Lund, salaries of $3,000 and $1,500 per month, respectively. Blair Lund has agreed, however, to forego a salary during the first six months following the offering, in the event only the minimum offering is sold.

      There are no agreements or arrangement, express or implied, between any officer or director and the Company, regarding any other form of compensation,
including stock options, warrants,     employment     incentives, or the like.

SIGNIFICANT EMPLOYEE
--------------------

    Except for its officers and directors, the Company's only significant employee is Craig Weston, vice president of marketing. Management believes Mr. Weston's efforts will be significant in the development of the Company's marketing plans.

    Craig M. Weston has focused most of his professional career in marketing and sales. From August 1997 until he began employment with the Company in June, 1998, Mr. Weston was employed by Excellent Foods, Inc., a food distributor, as national sales manager. In this position, Mr. Weston was responsible for all aspects of sales for the Foodservice/Convenience store market segments, including division pricing and profitability. From 1996 until his position with Excellent Foods, Inc., he served as national sales manager for Modern Health Strategies, a supplier of health supplements, where
assisted in product development and implementation,     and     helped to
establish a marketing plan, and new markets, for the company in convenience stores, retail outlets and other markets. From 1993 to 1996, Mr. Weston was employed by Harmony Foods, as national sales manager of foodservice/C-Store division. In this position, Mr. Weston originated and helped launch a convenience store program, created a training program for brokers and sales
staff, and helped recruit and manage     five      regional sales managers and
support personnel.

SIGNIFICANT PARTIES
-------------------

      Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties" as required under Item 2 of Form SB-1:

     (1)  Officers and Directors -     John F. Lund
                                       a) Business Address:
                                       1174 East 2700 South, #16
                                       Salt Lake City, Utah 84106

                                       b) Residence Address:
                                       7326 NuTree Drive
                                       Salt Lake City, Utah 84121

                                       R. Blair Lund
                                       a) Business Address:
                                       1174 East 2700 South, #16
                                       Salt Lake City, Utah 84106

                                       b) Residence Address:
                                       2199 Pheasant Way
                                       Salt Lake City, Utah 84121

     (2) Record owners and beneficial owners of 5 percent or more of any class of the Company's securities: See "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS."

     (3)    Promoters - None, except for officers and directors.

     (4) Affiliates of the Company - None, except for officers and directors.

     (5) Counsel to the issuer - James C. Lewis, Lewis Law Offices, 600 Crandall Building, 10 West 100 South, Salt Lake City, Utah, 84101.

____________________________________________________________________________

    INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
_____________________________________________________________________________


PURCHASE OF STOCK AT ORGANIZATION  AND CAPITAL CONTRIBUTIONS
-------------------------------------------------------------

     In connection with organizing the Company, John Lund, President and a director, and Blair Lund, Secretary and a director, and the father of John Lund, contributed all of the rights to the Living Card products, and paid an aggregate of $10,000 in cash, in exchange for the issuance of a total of 3,000,000 shares each of the Common Stock of the Company. These transactions
were not the result of     arms      length negotiation.

     All of the shares of Common Stock presently issued and outstanding are "restricted securities" as that term is defined under the Securities Act and, as such, may not be sold in the absence of registration under the Securities Act or the availability of an exemption therefrom. Under current law, such shares could not be sold for a period of at least one year from the date on which they are purchased, and then only under limited circumstances. (See "DESCRIPTION OF SECURITIES.")

     In November, 1998, John Lund and Blair Lund contributed an additional $10,000 in equity capital to the Company. This contribution has been treated as additional paid in capital and will not be repaid from the offering.

LOANS FROM PRESIDENT
--------------------

     From the date of organization of the Company, John F. Lund, President, has loaned to the Company a total of $85,000 in cash, to fund Company operations. A substantial portion of these funds have been used to purchase materials and packaging for Living Card products. The Company will repay this indebtedness, without interest, to Mr. Lund if the entire offering is sold.
If less than the entire offering is sold, Mr. Lund will be paid from available funds, and the balance of the indebtedness to him will be repaid, without interest, at such time as the Company has funds available from operations or an additional financing in the future.

 _____________________________________________________________________________

                    DESCRIPTION OF SECURITIES
_____________________________________________________________________________

GENERAL
--------

     The Company is authorized to issue 25,000,000 shares, consisting of 20,000,000 shares of Common Stock, par value $0.001 per share, of which 6,000,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.01 (the "Preferred Stock"), of which no shares have been issued.

COMMON STOCK
------------

     Holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Stock will be able to elect the entire board of directors, and, if they do so, minority shareholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's shareholders, to issue all or any portion of the authorized but unissued shares of Common Stock, which would reduce the percentage ownership in the Company of its shareholders and which may dilute the book value of the Common Stock.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

    Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future.

PREFERRED STOCK
----------------

     The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued Preferred Stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The Preferred Stock, if and when issued, may carry rights superior to those of the Common Stock.

     The Company does not have any plans to issue any shares of     Preferred
Stock     .  However, the Company considers it desirable to have a class or
more of     Preferred Stock      to provide it with greater flexibility in the
future in the event that the Company elects to undertake an additional financing, and in meeting corporate needs which may arise. If opportunities arise that would make it desirable to issue Preferred Stock through either public offerings or private placements, the provision for these classes of stock in the Company's certificate of incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the Preferred Stock would result, however, in a series of securities outstanding that may have certain preferences with respect to dividends, liquidation, redemption, and other matters over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the Preferred Stock may also result in the dilution of the net income per share and net book value of the Common Stock. The specific terms of any series of Preferred Stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine the respects in which a particular series of Preferred Stock will be superior to the Company's Common Stock. The board of directors does not have any specific plan for the issuance of Preferred Stock at the present time and does not intend to issue any such stock on terms which it deems are not in the best interests of the Company and its shareholders.

RESALE OF OUTSTANDING SHARES
-----------------------------

     All 6,000,000 shares of the Common Stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about the Company, a person holding restricted securities for a period of at least one year may sell in each 90-day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the Company's outstanding Common Stock. Consequently, in May, 1999, shares of Common Stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions. In addition, in May, 2000, all 6,000,000 shares now issued and outstanding will be eligible for resale without regard to such restrictions if the holders of such shares are not then affiliates of the Company and have not been so for three months prior to such sale. The Company and management contemplate that John Lund and Blair Lund, officers and directors and holders of the outstanding shares of the Company, will continue to be affiliates of the Company over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, have a depressive effect on the price of the Company's Common Stock in any market which may develop.

TRANSFER AND WARRANT AGENT
---------------------------

     The transfer agent for the Company's securities is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, Utah 84117.

____________________________________________________________________________

                       PLAN OF DISTRIBUTION
____________________________________________________________________________


     The Company is offering its Common Stock to the public on a "best efforts, 1,400,000 Share Minimum 2,000,000 Share Maximum" basis. There can be no assurance that any of the Shares will be sold. If the Company fails to sell at least 1,400,000 Shares within the offering period (four months from the date of this prospectus), the offering will be terminated and subscription payments will be promptly refunded in full to subscribers, without paying interest or deducting expenses. If the minimum number of Shares is sold within the specified period, the offering will continue until five months following the date of this prospectus, all offered Shares are sold, or terminated by the Company, whichever occurs first.

     All subscription payments should be made payable to "Brighton Bank-- Living Card Company, Inc. Escrow Account." The Company will deposit subscription payments no later than noon of the next business day following receipt in the escrow account maintained by Brighton Bank, 311 South State Street, Salt Lake City, Utah 84111, as escrow agent, pending the sale of at least 1,400,000 Shares within the specified period. Such subscription payments will only be released from the escrow account if the minimum number of Shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of such funds during the escrow period, which may last as long as four months.

     The Shares of Common Stock in this offering will be offered and sold by the officers and directors of the Company who will receive no compensation therefor, except reimbursement of expenses actually incurred in connection with such activities. The Company has no plans, proposals, arrangements or understandings with any potential sales agent with respect to participating in the distribution of the Company's Securities. If the Company later decides to seek the participation of any potential sales agent, the registration statement of which this prospectus is a part, will be appropriately amended to identify such persons.

     There are no formal arrangements between the issuer and its officers and directors pursuant to which Shares in the offering will be reserved for sale to person(s) designated by such officers and directors or their affiliates. However, officers and directors of the Company, and their affiliates, may purchase Shares in the offering in an aggregate amount of not more than 20% of all offered Shares. Since Shares may be offered and sold by officers and directors, it is likely that officers, directors, or their affiliates desiring to purchase shares in the offering will be able to do so.

     Since the Company is not utilizing the services of an underwriter for the offer and sale of the shares in this offering, the independent "due diligence" review of the Company, and its affairs and financial condition which is usually performed by the underwriter has not been performed with respect to the Company or this offering. In addition, since the offering is not being underwritten by a broker-dealer which would ordinarily be expected to publish quotations for and make a market in the offered securities following the offering, no assurance can be given that any market for the Company's securities will develop following the offering or, that if such a market should develop, it will be maintained. The Company has not had any discussions with any broker-dealer firms regarding the possibility of making a market in the Company's securities following the offering.

     Prior to this offering, there has been no established market for the securities of the Company. Until __________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their
unsold allotments or subscriptions.   The initial public offering price of the
Shares has been arbitrarily determined by the Company and bear no relationship to the book value of the Company, earnings, or any other recognized criteria of value.
____________________________________________________________________________

                        LEGAL PROCEEDINGS
___________________________________________________________________________

     The Company is not a party to any pending legal proceedings, or governmental agency proceedings, and no such action by or, to the best of its knowledge, against the Company has been threatened.

_____________________________________________________________________________

                             EXPERTS
_____________________________________________________________________________


     The Company has not engaged any expert or attorney on a contingent basis, nor is any expert or attorney to receive a direct or indirect interest in the Company. In addition, no expert or attorney is, or was, a promoter, underwriter, voting trustee, director, officer, or employee of the Company.

     Lewis Law Offices, 10 West 100 South, #600, Salt Lake City, Utah 84101, counsel to the Company, will render an opinion that the Common Stock being offered hereby, when issued, will be fully paid and non-assessable under the Nevada Revised Statutes.

     The financial statements included in this Prospectus, to the extent and for the periods indicated in its report, has been included herein and in the Registration Statement in reliance on the report of Jones, Jensen & Associates, the Company's independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

_____________________________________________________________________________

            INDEMNIFICATION OF OFFICERS AND DIRECTORS
_____________________________________________________________________________

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act) may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

____________________________________________________________________________

                       FURTHER INFORMATION
____________________________________________________________________________

     The Company has filed with the Securities and Exchange Commission ("Commission"), a Registration Statement on Form SB-1, SEC File No. 333-63063, under the Securities Act with respect to the securities offered by this
prospectus.   This prospectus omits certain information contained in the
Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits and other schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit. Copies of the complete Registration Statement, including exhibits may be examined at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or copies may be obtained from this office on payment of the usual fees for reproduction. In addition, the Commission maintains a web site (address: http.//www.sec.gov), that contains reports, proxy and information statements and other information regarding issuers, including the Company, that file electronically with the Commission.

_____________________________________

       TABLE OF CONTENTS
_____________________________________


[outside back cover]

SECTION                             PAGE
------------                        ----

INTRODUCTION                          3
RISK FACTORS                          4         THE     LIVING CARD COMPANY
DILUTION                              8
COMPARATIVE DATA                      9
USE OF PROCEEDS                      10
BUSINESS                             11
SECURITY OWNERSHIP OF MANAGEMENT
 AND CERTAIN SECURITYHOLDERS         17
DIRECTORS, EXECUTIVE OFFICERS AND
 SIGNIFICANT EMPLOYEES AND PARTIES     18
INTEREST OF MANAGEMENT AND
 OTHERS IN CERTAIN TRANSACTIONS      20        2,000,000  Shares
DESCRIPTION OF SECURITIES              21
PLAN OF DISTRIBUTION                 22
LEGAL PROCEEDINGS                    23
EXPERTS                              23
INDEMNIFICATION OF OFFICERS
 AND DIRECTORS                         24
FURTHER INFORMATION                  24

No person has been authorized in
connection with this offering to
give any information or to make
any representations other than as
contained in this prospectus and,
if given or made, such informa-
tion or representation must not
be relied on as having been auth-
orized by the Company.  This pro-
spectus does not constitute  an
offer to sell or the solicitation
of  an offer to buy any securities
covered  by this prospectus in any
state or other jurisdiction to
any person to whom it is unlawful
to make such offer or solicita-
tion in such state or jurisdiction.         ___________________, 1999

     Until ___________, 1999 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

____________________________________________________________________________

                                  PART F/S
____________________________________________________________________________

                          <Letterhead of
                   Jones, Jensen & Company, LLC
          Certified Public Accountants and Consultants>

                  INDEPENDENT AUDITORS' REPORT
                   ___________________________

To the Stockholders of
Living Card Company, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Living Card Company, Inc. (a development stage company) as of June 30, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows from inception on May 8, 1998 through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Living Card Company, Inc. (a development stage company) as of June 30, 1998 and the results of its operations and its cash flows from inception on May 8, 1998 through June 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
July 15, 1998


50 South Main Street
Suite 1450
Salt Lake City, Utah 84144
Telephone (801) 328-4408
Facsimile (801) 328-4461

                          <Letterhead of
                   Jones, Jensen & Company, LLC
          Certified Public Accountants and Consultants>


                   INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Living Card Company, Inc.
(A Development Stage Company)
Salt Lake City, Utah


The accompanying balance sheet as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit), and cash flows for the three months and six months ended December 31, 1998 and from inception on May 8, 1998 through December 31, 1998 were not audited by us and, accordingly, we do not express an opinion on them.

The accompanying balance sheet as of June 30, 1998 was audited by us and we expressed an unqualified opinion on it in our report dated July 15, 1998.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
March 11, 1999

50 South Main Street
Suite 1450
Salt Lake City, Utah 84144
Telephone (801) 328-4408
Facsimile (801) 328-4461

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
                          Balance Sheets

                              ASSETS
                              ------

                                               December 31,       June 30,
                                                    1998           1998
                                              --------------  ---------------
                                               (Unaudited)
CURRENT ASSETS

      Cash                                    $       311     $      26,586
      Accounts receivable                           1,680                -
      Inventory                                    40,527                -
                                              --------------  ---------------

            Total Current Assets                   42,518            26,586
                                              --------------  ---------------
            TOTAL ASSETS                      $    42,518     $      26,586
                                              ==============  ===============

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
          ----------------------------------------------

CURRENT LIABILITIES

      Accounts payable                        $    21,797     $       3,400
      Note payable - related party (Note 4)        80,000            25,000
                                              --------------  ---------------
            Total Current Liabilities             101,797            28,400
                                              --------------  ---------------
STOCKHOLDERS' EQUITY (DEFICIT)

      Preferred stock: $0.01 par value,
       5,000,000 shares authorized, no shares
        issued and outstanding                         -                  -
      Common stock: $0.001 par value,
       20,000,000 shares authorized; 6,000,000
       shares issued and outstanding                6,000             6,000
      Additional paid-in capital                   14,006             4,006
      Deficit accumulated during the development
       stage                                      (79,285)          (11,820)
                                              --------------  ---------------
            Total Stockholders' Equity
             (Deficit)                            (59,279)           (1,814)
                                              --------------  --------------

            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY (DEFICIT)                $    42,518     $      26,586
                                              ==============  ==============


The accompanying notes are an integral part of these financial statements.

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
                     Statements of Operations
                           (Unaudited)
                                                             From
                              For the        For the         Inception on
                              Six Months     Three Months    May 8,
                              Ended          Ended           1998 Through
                              December 31,   December 31,    December 31,
                              1998           1998            1998
                              -------------- --------------- ----------------

REVENUES                      $      38,929  $       27,934  $        38,929

EXPENSES                            107,505          49,439          119,325
                              -------------- --------------- ----------------
NET LOSS                      $     (68,576) $      (21,505) $       (80,396)
                              ============== =============== ================

BASIC LOSS PER SHARE OF
 COMMON STOCK                 $       (0.00) $        (0.00) $         (0.00)
                              ============== =============== ================

The accompanying notes are an integral part of these financial statements.

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
           Statements of Stockholders' Equity (Deficit)
     From Inception on May 8, 1998 through December 31, 1998

                                                                 Deficit
                                                                 Accumulated
                                   Common Stock      Additional  During the
                              --------------------   Paid-in     Development
                              Shares       Amount    Capital     Stage
                              -----------  -------   ----------  ------------
Balance at inception on
 May 8, 1998                           -   $   -     $       -   $         -

Issuance of 6,000,000 shares
 of common stock for cash at
 approximately $0.001 per
 share                          6,000,000    6,000      (1,000)            -

Contributed capital                    -        -        5,006             -

Net loss from inception on
 May 8, 1998 through
 June 30, 1998                         -        -           -         (11,820)
                             ------------  -------   ----------  -------------
Balance, June 30, 1998          6,000,000    6,000       4,006        (11,820)

Contributed capital (unaudited)        -        -       10,000             -

Net loss from July 1, 1998
 through December 31, 1998
 (unaudited)                           -        -           -         (68,576)
                             ------------  -------   ----------  -------------
Balance, December 31, 1998
 (unaudited)                    6,000,000  $ 6,000   $  14,006   $    (80,396)
                             ============  =======   ==========  =============


The accompanying notes are an integral part of these financial statements.

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
                     Statements of Cash Flows
                           (Unaudited)

                                                                 From
                                  For the        For the         Inception on
                                  Six Months     Three Months    May 8,
                                  Ended          Ended           1998 Through
                                  December 31,   December 31,    December 31,
                                  1998           1998            1998
                                  -------------  --------------  -------------
CASH FLOWS FROM OPERATING
ACTIVITIES:

  Net loss                        $    (68,576)  $     (21,505)  $    (79,285)
  Adjustments to reconcile
   net loss in operating
   activities:
    Increase in accounts payable        18,397            (695)        21,797
    (Increase) in accounts receivable   (1,680)          7,801         (1,680)
    (Increase) in inventory            (39,416)         (1,111)       (40,527)
                                  -------------  --------------  -------------
      Net Cash Used by Operating
       Activities                      (91,275)        (15,510)       (99,695)
                                  -------------  --------------  -------------
CASH FLOWS FROM INVESTING
ACTIVITIES                                  -               -              -
                                  -------------  --------------  -------------
CASH FLOWS FROM FINANCING
ACTIVITIES

  Note payable                         60,000               -          85,000
  Payment on note payable -
    related party                      (5,000)              -          (5,000)
  Common stock issued for cash             -                -           5,000
  Additional capital contributed       10,000           10,000         15,006
                                  ------------  ---------------  -------------
      Net Cash Provided by
       Financing Activities            65,000           10,000        100,006
                                  ------------  ---------------  -------------
NET INCREASE (DECREASE) IN CASH       (26,275)          (5,510)           311

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                  26,586            5,821              -
                                  ------------  ---------------  -------------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                        $       311   $          311   $        311
                                  ============  ===============  =============

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:

  Interest paid                   $        -    $            -   $          -
  Income taxes paid               $        -    $            -   $          -


The accompanying notes are an integral part of these financial statements.

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
         December 31, 1998 (Unaudited) and June 30, 1998


NOTE 1 -  NATURE OF ORGANIZATION

The financial statements presented are those of Living Card Company, Inc. (a development stage company) (the Company). The company was organized under the laws of the State of Nevada on May 8, 1998. The Company was organized to manufacture, merchandise, sell and distribute at wholesale and retail, a specialized line of greeting cards and other related products.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.  Accounting Method

      The financial statements are prepared using the accrual method of accounting. The Company has elected a June 30, year end.

      b.  Provision for Taxes

      At December 31, 1998, the Company had net operating loss carryforwards of approximately $80,000 that may be offset against future taxable income from the year 1998 through 2013. No tax benefit has been reported in the financial statements because the Company believes that there is a 50% chance or greater the net operating loss carryforwards will expire unused, therefore, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

      c.  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      d.  Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      e.  Basic Loss Per Share

      The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

      f.  Unaudited Financial Statements

        The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

                    LIVING CARD COMPANY, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
         December 31, 1998 (Unaudited) and June 30, 1998


NOTE 3 -   GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does note have significant operations to date, nor does it have an established source of revenues sufficient to allow it to continue as a going concern. It is the intent of the Company to complete an offering of its common stock, see Note 6.

NOTE 4 -  NOTE PAYABLE

The Company signed a note to a related party during 1998. The note is payable on demand and carries no interest, it is unsecured. Interest will be imputed at 10% per annum.

NOTE 5 -  PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the board of directors. Each series shall be distinctly designated. All shares of any one series of the Preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional and other rights of each such series and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

NOTE 6 -  PROPOSED STOCK OFFERING

The Company is proposing to file a form SB-1 by which it will offer to the public $100,000 to $150,000 worth of its common stock. The terms of the offering are to be determined. The costs incurred in connection with the offering will be capitalized and charged to the proceeds of the offering upon its successful completion.

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS
___________________________________________________________________________

        ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
__________________________________________________________________________


    Section 78.7502 of the Nevada Revised Statutes provides in relevant part as follows:

    1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation,
or is or was serving     at     the request of the corporation as a director,
officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     The Company's articles of incorporation do not contain a specific indemnification provision for its officers, directors and employees. However,
Article V of the Company's articles of incorporation provides that an officer and director of the Company does not have any personal liability to the Corporation or its shareholders for breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes as amended from time to time. Accordingly, the Company intends to limit the liability of its officers and directors to the full extent allowed under Nevada corporate law.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer or director in the successful defense of any action, suit, or proceeding) is asserted by such officer or director in connection with the securities being registered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (See "ITEM 26. UNDERTAKINGS.")
_____________________________________________________________________________

       ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
____________________________________________________________________________

     The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:

    1.  SEC filing fee                              $      100
    2.  Auditing     fees*                               2,000
    3.  Legal     fees*>/R>                             20,000
    4.  Blue Sky fees and expenses (including

    3,000
                   counsel fees)*
    5.  Transfer agent's     fees*                       1,900
    6.  Printing, including registration statement       4,000
                 and     prospectus*
    7.  Miscellaneous costs and     expenses* **         2,000
                                                    ---------------
                     TOTAL                          $   33,000
___________________________________________
       *Except     for the SEC filing fees, all of the foregoing items are
estimates.
       **Includes fees for electronic (Edgar) filings

___________________________________________________________________________

                      ITEM 3.  UNDERTAKINGS
___________________________________________________________________________

POST-EFFECTIVE AMENDMENTS [Regulation S-B, Item 512(a)]
-------------------------------------------------------

    The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

INDEMNIFICATION [Regulation S-B, Item 512(b)]
---------------------------------------------

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

____________________________________________________________________________

 ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
_____________________________________________________________________________

     The Company sold 6,000,000 shares of its Common Stock to John Lund and Blair Lund, officers and directors in connection with organization of the Company. The Common Stock was sold for cash at an aggregate price of $10,000, and no commissions or discounts were paid or given in connection therewith. See prospectus under the caption, "INTRODUCTION" and "CERTAIN TRANSACTIONS:
Purchase of Stock at Organization," which is incorporated herein by reference.

    The Common Stock was issued in the transactions described above in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof and applicable exemptions thereunder. The two persons who purchased Common Stock of the Company in these transactions were officers and directors, and are sophisticated and experienced investors. The Company's Secretary/Treasurer is an accredited investor within the meaning of the Securities Act. Both purchasers were aware at the time of their purchase of all material information concerning the Company's proposed business and financial affairs at the time of the transactions and were, in fact, in possession of all pertinent information regarding the Company. These two individuals were instrumental in organizing the Company and creating all such information.
Both of these individuals executed an investment letter in connection with his purchase of shares of the Company, whereby each of them acknowledged that he was obtaining "restricted securities" as defined in Rule 144 under the Securities Act; that such shares cannot be transferred without appropriate registration or exemption therefrom; that they must bear the economic risk of the investment for an indefinite period of time; that they would not sell the securities without registration or exemption therefrom; and that the Company would restrict the transfer of the securities in accordance with such representations. Each person agreed that any certificate representing such shares would be stamped with the usual legend restricting the transfer of such shares. Each certificate representing such shares bears a legend prohibiting the sale of such shares pursuant to Rule 144 until one year after the purchase of such shares and full payment therefor.

___________________________________________________________________________

                    ITEM 5.  INDEX TO EXHIBITS
___________________________________________________________________________

    Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of
Part II.

Exhibit     SEC
No.         Reference No.  Title of Document          Location
---------   -------------  ------------------------   -----------------------
   2              2        Articles and Bylaws
                           --------------------
2.01              2        Articles of Incorporation  Initial Filing

2.02              2        Bylaws                     Initial Filing

  4               4        Subscription Agreement     Initial Filing
                           -----------------------
  6               6        Material Contracts
                           ------------------
6.01              6        Distribution Agreement         Amendment No. 1
                           (Impact Sales)

6.02              6        Distribution Agreement         Amendment No. 1
                           (James Hartley)

6.03              6        Distribution Agreement         Amendment No. 1
                           (Greere & Associates)

9                 9        Escrow Agreement               Amendment No. 1
                           -----------------
11               11        Opinion Regarding Legality
                           --------------------------
11.01            11        Opinion and Consent of
                           Counsel Re: Legality           Amendment No. 1
                           of Shares

23               23        Consents
                           ---------
                              Consent of Jones,
                           Jensen & Co.                 This Filing

_____________________________________________________________________________

                 ITEM 6.  DESCRIPTION OF EXHIBITS
___________________________________________________________________________

    Exhibit No.   Description of Exhibit
---------------   -------------------------

     2.01         Articles of Incorporation

     2.02         Bylaws

        4         Subscription Agreement

     6.01         Distribution Agreement
                  (Impact Sales)

     6.02         Distribution Agreement
                  (James Hartley)

     6.03         Distribution Agreement
                  (Greere & Associates)

        9         Escrow Agreement

    11.01         Opinion and Consent of Counsel
                  Re Legality of Shares

       23         Consent of Jones, Jensen & Co.

__________________________________________________________________________

                            SIGNATURES
____________________________________________________________________________


       In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the
City of Salt Lake, State of Utah, on    March 18, 1999.

                                       REGISTRANT:


                                       By: /s/John F. Lund
                                         -------------------------
                                           John F. Lund, President

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                           /s/John F. Lund
                                           --------------------------
                                              John F. Lund, President,
                                              Principal Executive
                                              Officer, Director


                                            Date:    03/18/99


                                           /s/ R. Blair Lund
                                           ----------------------------
                                               R. Blair Lund,
                                               Secretary/Treasurer, Principal
                                               Financial and Accounting
                                               Officer and Director

                                            Date:    03/18/99

Date Filed:    March 19, 1999              SEC File No.     ###-##-####



                SECURITIES AND EXCHANGE COMMISSION



                     WASHINGTON, D.C.  20549






                             EXHIBITS


                                TO


                 FORM SB-1 REGISTRATION STATEMENT


                              UNDER


                    THE SECURITIES ACT OF 1933




                     THE LIVING CARD COMPANY